Exhibit 99.1

MEDIROM Healthcare Technologies Inc., Announces Acquisition of ZACC Kabushiki Kaisha

New York/September 22, 2021 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a Japanese-based holistic healthcare Company (the “Company” or “MEDIROM”), today announced that it has entered into a share transfer agreement (the “Agreement”) with all of the existing shareholders of ZACC Kabushiki Kaisha (“ZACC”), a Japanese hair salon operator of “ZACC” brand, pursuant to which it will acquire 100% of the shares of ZACC through a two-stage acquisition for total consideration of 370,000,000 Japanese yen (which we refer to as “¥”) ($3,362,108.13). ZACC owns and operates three (3) luxury hair salon brands, ZACC vie, ZACC raffine, and Zacc ginza, all of which has been recognized by customers for over 30 years for their high level of techniques and hospitality.

“We continue to pursue the growth of our business by acquiring assets that expand our presence throughout Japan. We aim to combine mutual services such as high-end beauty services and relaxation services by leveraging the high brand power of ZACC and the Company and to support opening of new ZACC brand salons by sharing the Company's expertise in franchising, employee independence programs, etc.” commented MEDIROM Founder and CEO Kouji Eguchi.

The first stage of the acquisition is scheduled to close on October 1, 2021, when the shareholders of ZACC will transfer 60% of the common shares of ZACC to the Company. The second stage, at which point the remaining shares of ZACC will be transferred to the Company, is scheduled to close on January 1, 2022. The purchase price will be paid by cash on hand, and an initial payment of ¥69,013,698 ($627,112.20) was made on August 31, 2021. Payments of ¥152,986,302 ($1,390,152.68) and ¥148,000,000 ($1,344,843.25) will be made on October 1, 2021 and January 1, 2022, respectively.

Convenience translations included in this press release of Japanese yen into U.S. dollars have been made at the exchange rate of ¥110.0500 = US$1.00, which was the foreign exchange rate on August 31, 2021 as reported by the Board of Governors of the Federal Reserve System in its weekly release on September 7, 2021. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

<Forward-Looking Statements>

The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 (the “Act”) protects companies from liability for their forward-looking statements if they comply with the requirements of the Act.

<About MEDIROM Healthcare Technologies Inc.>

MEDIROM operates 314 (as of July 31, 2021) relaxation salons across Japan, Re.Ra.Ku™, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called "Lav™", which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker "MOTHER Tracker™". MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

URL ： https://medirom.co.jp/en

■Contacts

Investor Relations Team

ir@medirom.co.jp